AM 3·2·2004 **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response . . . 12.00

[redacted]

04002287

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2004 WASH. D.C. PROCESSING 158

SEC FILE NUMBER
8-53592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Woodmen Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Farnam Street

(No. and Street)

Omaha, Nebraska 68102

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James B. Collier 420-271-7875

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0312-0494188

Oath or Affirmation

I, James B. Collier, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Woodmen Financial Services, Inc. as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

James B. Collier

James B. Collier,
Financial Operations
Principal and Treasurer

Brenda Van Cleave

Notary Public

STATE OF NEBRASKA GENERAL NOTARY
BRENDA VAN CLEAVE
MY COMMISSION EXPIRES
November 5, 2007

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholders' Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X)	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Independent Auditors' Supplementary Report on Internal Control

Financial Statements and Supplemental Information

Woodmen Financial Services, Inc.
Year Ended December 31, 2003 and Period
From July 1, 2002 (Date Operations Commenced)
to December 31, 2002

Woodmen Financial Services, Inc.

Financial Statements
and Supplemental Information

Year Ended December 31, 2003 and Period
From July 1, 2002 (Date Operations Commenced)
to December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

The Board of Directors
Woodmen Financial Services, Inc.

We have audited the accompanying statements of financial condition of Woodmen Financial Services, Inc. (indirectly wholly owned by Woodmen of the World Life Insurance Society/Omaha Woodmen Life Insurance Society) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2003 and for the period July 1, 2002 (date operations commenced) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodmen Financial Services, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 and for the period July 1, 2002 (date operations commenced) to December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

January 30, 2004

Woodmen Financial Services, Inc.

Statements of Financial Condition

	December 31 2003	December 31 2002
Assets		
Cash	**$ 290,640**	$ 600,628
Receivables from brokers, dealers, and others	**7,261**	5,143
Other receivables	**–**	479
Other assets	**13,964**	6,038
Total assets	**$ 311,865**	$ 612,288
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 23,394**	$ 5,001
Accounts payable and accrued expenses	**13,836**	7,446
Total liabilities	**37,230**	12,447
Stockholder's equity:		
Common stock, $1 stated value:		
Authorized shares – 50,000		
Issued and outstanding shares – 50,000	**50,000**	50,000
Additional paid-in capital	**3,000,000**	1,550,000
Retained-earnings deficit	**(2,775,365)**	(1,000,159)
Total stockholder's equity	**274,635**	599,841
Total liabilities and stockholder's equity	**$ 311,865**	$ 612,288

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Operations

Year Ended December 31, 2003 and Period
From July 1, 2002 (Date Operations Commenced)
to December 31, 2002

	2003	2002
Revenues:		
Concession income	**$ 276,331**	$ 27,111
Interest income	**3,142**	1,089
Other income	**100**	–
Total revenues	**279,573**	28,200
Expenses:		
Commission expense	**194,508**	16,463
Licenses and fees	**149,781**	118,192
Professional fees	**41,624**	49,592
Salaries and related expenses	**1,277,700**	693,100
Other operating expenses	**391,166**	151,012
Total expenses	**2,054,779**	1,028,359
Net loss	**$(1,775,206)**	$(1,000,159)

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Changes in Stockholder's Equity

Year Ended December 31, 2003 and Period
From July 1, 2002 (Date Operations Commenced)
to December 31, 2002

	Common Stock	**Additional Paid-In Capital**	**Retained-Earnings Deficit**	**Total**
Capital contribution at inception	$50,000	$ –	$ –	$ 50,000
Additional paid in capital	–	1,550,000	–	1,550,000
Net loss	–	–	(1,000,159)	(1,000,159)
Balances at December 31, 2002	50,000	1,550,000	(1,000,159)	599,841
Additional paid in capital	–	**1,450,000**	–	**1,450,000**
Net loss	–	–	**(1,775,206)**	**(1,775,206)**
Balances at December 31, 2003	**$50,000**	**$3,000,000**	**$(2,775,365)**	**$ 274,635**

See accompanying notes.

0312-0494188

Woodmen Financial Services, Inc.

Statements of Cash Flows

Year Ended December 31, 2003 and Period
From July 1, 2002 (Date Operations Commenced)
to December 31, 2002

	2003	2002
Cash flows from operating activities		
Net loss	**$(1,775,206)**	$(1,000,159)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in operating assets:		
Receivables from brokers, dealers and others	**(2,118)**	(5,143)
Other receivables	**479**	(464)
Other assets	**(7,926)**	(6,038)
Increase in operating liabilities:		
Commissions payable	**18,393**	5,001
Accounts payable and accrued expenses	**6,390**	7,446
Net cash used in operating activities	**(1,759,988)**	(999,357)
Cash flows from financing activities		
Capital contributions from Parent	**1,450,000**	1,550,000
Net cash provided by financing activities	**1,450,000**	1,550,000
Increase (decrease) in cash during period	**(309,988)**	550,643
Cash at beginning of period	**600,628**	49,985
Cash at end of period	**$ 290,640**	$ 600,628

See accompanying notes.

Woodmen Financial Services, Inc.

Notes to Financial Statements

December 31, 2003

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Woodmen Financial Services, Inc. (the Company), was incorporated on July 9, 2001 and is a wholly owned subsidiary of WFS Holdings, Inc., a wholly-owned subsidiary of Woodmen of the World Life Insurance Society/Omaha Woodmen Life Insurance Society. The Company began operating as a broker-dealer on July 1, 2002 upon its approval for membership in the National Association of Securities Dealers (NASD). The Company is an introducing broker-dealer, which conducts business on an "Application Way" basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Revenue Recognition

The majority of the Company's revenues are derived from dealer concessions for the sales of non-proprietary mutual funds by registered representatives and variable products offered by Woodmen of the World, the Company's ultimate parent. Revenues are recognized on an accrual basis upon remittance of investor funds to the mutual fund company or Woodmen of the World. Related commissions due to registered representatives are concurrently recognized based on agreed-upon rates.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

2. Income Taxes

The Company and its parent file a consolidated income tax return including only their own operations as the ultimate parent company, Woodmen of the World, is a tax exempt fraternal benefit society.

The tax net operating loss arising in 2003 of $1,774,000 and 2002 of $1,000,000 may be carried forward until 2023 and 2022, respectively, to reduce future taxable income. This represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Management has established a valuation allowance for the full amount of the resultant net deferred tax asset of $943,000 at December 31, 2003 and $340,000 at December 31, 2002 because of the uncertainty regarding whether the Company will generate sufficient future taxable income to realize the operating loss carryforward.

3. Net Capital Requirements

The Company is subject to the net capital requirements of the uniform net capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Commission requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met and requires that the ratio of aggregate indebtedness to net capital as defined therein shall not exceed 8 to 1 as a first year broker-dealer. At December 31, 2003, the Company had net defined capital of $260,471, which was $255,471 in excess of the required net capital of $5,000 at that date. At December 31, 2003 the Company's ratio of aggregate indebtedness to net capital was .14 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

4. Related Party Transactions

A portion of the Company's revenue is received from Woodmen of the World, its ultimate parent. The revenue is in the form of dealer concessions for the sales of variable products offered by Woodmen of the World, of which the majority is paid back to Woodmen of the World as commissions. Dealer concessions and commissions received from and paid to Woodmen of the World in 2003 total $95,484 and $88,449, respectively. There were no variable products offered by Woodmen of the World in 2002.

4. Related Party Transactions (continued)

Substantially all of the Company's operating expenses represent allocations from or payments by Woodmen of the World, who is then reimbursed by the Company.

Supplemental Information

Woodmen Financial Services, Inc.

Computation of Net Capital – Part IIA

December 31, 2003

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$274,635
2. Deduct ownership equity not allowable for Net Capital		–
3. Total ownership equity qualified for Net Capital		274,635
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		274,635
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):		
1. Prepaid expenses and other receivables	$14,164	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges	–	14,164
7. Other additions and/or allowable credits		–
8. Net capital before haircuts on securities positions		$260,471

0312-0494188

Woodmen Financial Services, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Net Capital (continued)

9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1 (f)]:		
A. Contractual securities commitments	$ –	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	–	
D. Undue Concentration	–	
E. Other	–	
10. Net Capital		$260,471

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19) Note (A)	$ 2,482
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13. Net capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less 13)	255,471
15. Excess net capital at 1000% (line 10 less 10% of line 19)	256,747

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition:		
• Commissions payable	$23,394	
• Accounts payable	13,836	37,230
17. Add:		
A. Drafts for immediate credit	–	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	–
19. Total aggregate indebtedness		$ 37,230

Woodmen Financial Services, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Aggregate Indebtedness

20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	14%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	–

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 12-1/2% of aggregate indebtedness as a first year broker-dealer or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Woodmen Financial Services, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2003

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(A) – "Special Account for the Exclusive Benefit of customers" maintained	
C. (k)(2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	
D. (k)(3) – Exempted by order of the Commission	

Woodmen Financial Services, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2003

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II A filing submitted to the National Association of Securities Dealers, Inc. on January 20, 2004.

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors and Stockholder
Woodmen Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Woodmen Financial Services, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 30, 2004